Exhibit 99.1

MATERIAL FACT

LATAM Airlines Group S.A

SECURITIES REGISTRY N° 306

Santiago, September 7, 2020

Mr.

Joaquín Cortez Huerta

Chairman

Commission for the Financial Market

1449 Av. Libertador Bernardo O´Higgins

Present

Re: Material fact report

Dear Chairman:

In accordance with the provisions of articles 9 and 10 of Law No. 18,045 on the Securities Market, and as established in the Commissions’ General Rule No. 30 of 1989, I inform you as a material fact of LATAM Airlines Group S.A. (“LATAM Airlines” or the “Company”) the following MATERIAL FACT:

As of today, LATAM Airlines’ Board acknowledged the resignation presented by Mr Giles Agutter for the position of board member of the Company, effective as of the end of today’s business day. The Board has not yet agreed on the designated replacement, which may take place on a next session pursuant to Article 32 of the Law No. 18,046, relative to corporations. In accordance, in the next Ordinary Shareholder Meeting the company should proceed to renew the totality of the Board.

Sincerely yours,

Juan Carlos Menció

Vice President of Legal Affairs

LATAM Airlines Group S.A.